07026773

SUPPL

7 September, 2007

RECEIVED
SEP 17 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

9/20

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3 Y – Change to Director's Interest Notice	30/08/2007	ASX
Amendment to Directors Report – Information on Margaret Jackson	30/08/2007	ASX
Acquisition of Xcel	7/09/2007	ASX

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ASX ANNOUNCEMENT

Amendment to Directors' Report
2006-07 Full Financial Report lodged on 24 August, 2007

Information on Directors - Margaret Jackson

The "Other current directorships" listed on page 7 of the Directors' Report for Margaret Jackson, has been amended to include FlexiGroup Limited, of which she has been a director since 20 November 2006.

The amended page is attached.

Maria Manning
Company Secretary

Date: 30 August, 2007

Information on Directors (continued)

MARGARET JACKSON AC *(Non-Executive Director)*

Experience and expertise
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited and Pacific Dunlop Limited. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Australia and New Zealand Banking Group Limited, since 22 March 1994.
Qantas Airways Limited, since 1 July 1992.
Florey Neuroscience Institutes, since 2 July 2007.
FlexiGroup Limited, since 20 November 2006.

Former directorships in last 3 years
Southcorp Limited, from 28 August 2004 to 26 April 2005.
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
228,656 ordinary shares in Billabong International Limited.

ALLAN MCDONALD *(Non-Executive Director)*

Experience and expertise
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), since 19 February 2005.
Multiplex Limited, since 22 October 2003.
Multiplex Property Trust (Director of responsible entity, Multiplex Funds Management Limited), since 22 October 2003.
Ross Human Directions Limited, since 3 April 2000.

Former directorships in last 3 years
Australian Leisure and Hospitality Group Limited, from 31 October 2003 to 16 November 2004.
Brambles Industries Limited, from 26 March 1981 to 11 November 2005.
DCA Group Ltd, from 19 May 1988 to 13 December 2006.

Special responsibilities
Chairman of Audit Committee and member of Nominations and Human Resource and Remuneration Committees.

Interests in shares and options
122,500 ordinary shares in Billabong International Limited.

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ASX ANNOUNCEMENT

Billabong International Limited acquisition of Xcel

Gold Coast, 7 September 2007: Billabong International Limited today announced the acquisition of the premium United States-based wetsuit and technical watersport-accessories brand Xcel.

The brand, established in 1982, is focused on product for the surfing, diving (recreational and military), ocean paddling, sun protection and wakeboarding markets and was recently awarded the 'Wetsuit of the Year' title by the Surf Industry Manufacturers' Association.

Xcel founder and owner Ed D'Ascoli will remain with the business and continue to operate Xcel from its Hawaiian base.

The acquisition, effective from 1 September, is expected to be earnings per share accretive in year one. It is anticipated Xcel will contribute in the range of 1% to Group revenue in the 2007-08 financial year.

Maria Manning
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fergus Allan McDonald
Date of last notice	4/7/2000

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of the Trustee Lawnsong Pty Ltd (Lawnsong Super Fund a/c) and beneficiary of the superannuation fund.
Date of change	28 and 29 August 2007
No. of securities held prior to change	122,500
Class	Fully paid ordinary listed shares
Number acquired	4,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60,894.08
No. of securities held after change	122,500 4,000 (Director of Trustee Company) **126,500 Total Relevant Interest**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Information Submitted Pursuant to Exchange Act Rule 12g3-2(b)(1)(i)

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3 Y – Change to Director's Interest Notice	30/08/2007	ASX
Amendment to Directors Report – Information on Margaret Jackson	30/08/2007	ASX
Acquisition of Xcel	7/09/2007	ASX

END